Exhibit 99.1

Appendix 4C – Q4 FY25 Quarterly Cash Flow Report

Highlights

●	Granted U.S. FDA Fast Track Designation for ATH434 to treat Multiple System Atrophy (MSA)

●	Reported positive topline data from open-label Phase 2 clinical trial of ATH434 in MSA

●	Presented additional analyses from the ATH434-201 trial demonstrating continued robust efficacy for the treatment of MSA

●	Cash balance on 30 June 2025 of A$40.66M

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 30 July 2025: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today released its Appendix 4C Quarterly Cash Flow Report and update on company activities for the quarter ending 30 June 2025 (Q4 FY25).

“U.S. FDA Fast Track designation for ATH434 in MSA was the highlight of the recent quarter that also featured additional positive clinical data from our Phase 2 double-blind trial,” said David Stamler, M.D., Chief Executive Officer of Alterity. “Receiving Fast Track Designation alongside the Orphan Drug Designation we have already received underscores the promise of this potentially disease modifying therapy to address the urgent needs of individuals with MSA. In addition, we presented additional efficacy data from the ATH434-201 double-blind trial at prominent medical meetings, including slowing of disease progression on the Unified MSA rating scale or UMSARS, improvement in key symptoms of MSA, and preserved activity in the outpatient setting.”

“We were also very pleased to announce positive results from our ATH434-202 open-label Phase 2 clinical trial this week, in which ATH434 demonstrated a clinical benefit on the UMSARS and global assessments of neurological symptoms. Neuroimaging biomarkers showed target engagement and slowed brain atrophy in a manner consistent with the double-blind study findings. Importantly, ATH434 continues to demonstrate a favorable safety profile. These data reinforce our confidence in the MSA program as we prepare for interactions with the U.S. FDA,” concluded Dr. Stamler.

Alterity’s cash position on 30 June 2025 was A$40.66M with operating cash outflows for the quarter of A$2.35M. In accordance with ASX Listing Rule 4.7C, payments of A$119k made to related parties and their associates included in item 6.1 of the Appendix 4C incorporates directors’ fees, consulting fees, remuneration and superannuation at commercial rates.

Operational Activities

U.S. FDA Fast Track Designation for ATH434

In May 2025, the U.S. Food and Drug Administration (FDA) granted Fast Track designation for ATH434 for the treatment of MSA. This designation is intended to accelerate the development and review of novel investigational products such as ATH434 and recognizes its potential as an innovative approach to address the high unmet need for treating MSA, a disease with no approved therapy. Fast Track designation for a drug candidate confers some or all of the following benefits: opportunities for more frequent and early communication with the FDA throughout the development process; rolling review for the future New Drug Application; and eligibility for Accelerated Approval and Priority Review, if relevant criteria are met.

Fast Track eligibility requires demonstration of the potential for clinically meaningful benefits, which can include the mechanism of action, preclinical studies, or data from patient studies. Alterity’s previous interactions with the FDA indicated that the modified Unified Multiple System Atrophy Rating Scale Part I (UMSARS I)1 scale is considered a clinically meaningful endpoint for MSA. Alterity’s Fast Track application included top-line data from the ATH434-201 randomized, double-blind, placebo-controlled Phase 2 clinical trial which demonstrated efficacy on the modified UMSARS I in addition to preclinical data confirming that ATH434 is a moderate affinity iron chaperone and showed efficacy in animal models of MSA.

ATH434–201: Randomized, Double-Blind, Placebo Controlled Phase 2 Clinical Trial in MSA

In May 2025 additional analyses from the ATH434-201 trial were presented at the International MSA Congress. The presentation, entitled, “ATH434 Slowed Disease Progression in a Phase 2 Study in Multiple System Atrophy”, evaluated the clinical analysis population (n=71) who had at least one post-baseline assessment of the key clinical endpoint, the modified UMSARS I activities of daily living scale. On this endpoint, ATH434 demonstrated a clinically significant reduction in disease severity versus placebo, with a 48% relative treatment effect at the 50 mg dose (p=0.02)^ and a 30% relative treatment effect at the 75 mg dose at 52 weeks.

Additional efficacy assessments showed improvement consistent with the UMSARS I findings. The Clinical Global Impression of Severity Scale2 demonstrated improvement compared to placebo at both dose levels, with difference at 50 mg achieving nominal statistical significance (p=0.0088). On the Orthostatic Hypotension Symptom Assessment (a patient reported outcome), on average, placebo patients worsened by approximately 6 points over 52 weeks whereas both ATH434 treatment groups improved over the same period. Baseline differences in disease severity likely explain the different responses in 50 mg and 75 mg treatment groups.

Increased activity in the outpatient setting, as measured by wearable movement sensors, was observed at both dose levels as compared to placebo utilized in the trial, with clinically meaningful improvements in step count, bouts of walking, total walking time, and total standing time. ATH434 was well tolerated with similar adverse event rates compared to placebo and no serious or severe adverse events attributed to ATH434. Regarding neuroimaging data in 61 participants, ATH434 demonstrated target engagement by stabilizing or reducing iron accumulation at both dose levels compared to placebo in MSA affected brain regions. In addition, ATH434 demonstrated trends in reducing brain atrophy at both dose levels compared to placebo. Overall, the study results support continued advancement of ATH434 for the treatment of MSA.

During the period, multiple additional presentations were delivered on the positive results from the ATH434-201 trial:

●	April 2025 – American Academy of Neurology (AAN), Title: “Topline Data from a Randomized, Double Blind, Placebo Controlled Phase 2 Study of ATH434 in Multiple System Atrophy”

●	April 2025 – American Academy of Neurology (AAN), Title: Association Between Wearable Sensor Data and Clinical Scores in Individuals with Early-stage Multiple System Atrophy”

●	April 2025 – MSA Research Symposium, University College London, Title: “A Randomized, Double Blind, Placebo Controlled Study of ATH434 in MSA”

ATH434–202: Open-label, Biomarker Phase 2 Clinical Trial in Advanced MSA

Subsequent to the period end, on 28 July 2025, Alterity announced positive positive topline data from the ATH434-202 open-label Phase 2 clinical trial in individuals with MSA. Ten (10) participants were enrolled and were treated with oral ATH434 75 mg twice daily for 12 months. The study assessed the safety and efficacy of ATH434 treatment on clinical and biomarker endpoints and evaluated a patient population with more advanced disease than was studied in the double-blind Phase 2 trial. The topline data showed that ATH434 conferred a clinical benefit on areas of impairment in MSA and stabilized key biomarkers that underpin the pathology of the disease.

ATH434 demonstrated a benefit on the key clinical endpoint UMSARS I, which increased from baseline to 12 months by 3.5 (4.7) points. These study data compare favorably to historical data in a similar MSA population, where an increase of 6.5 (6.0) points over 12 months was observed.3 Regarding overall neurological symptoms, 30% (3/10) of participants stabilized or improved on both the Clinical Global Impression of Change (CGIC)4 and the Patient Global Impression of Change (PGIC)5 scales. On the important symptom of orthostatic hypotension6, low blood pressure symptoms stabilized on average in study participants over the treatment period. The aggregate data indicate that ATH434 has similar efficacy in this advanced MSA population as was observed in the earlier stage patients in the ATH434-201 trial.

The key biomarker endpoint was defined as the change in brain volume from baseline to 12- months, as measured by the MSA Atrophy Index (MSA-AI)7. Neuroimaging outcomes indicate that ATH434 slowed brain atrophy in MSA affected areas when compared to placebo-treated participants in Study 201. Moreover, the effects on brain volume were comparable to those observed in participants in the 75 mg dose group in Study 201. In addition, ATH434 led to lower iron accumulation in the putamen and globus pallidus as compared to placebo treated patients in Study 201, providing further evidence of target engagement. On average, plasma and CSF Neurofilament Light Chain (NfL) levels were stable over the 12-month treatment period.

ATH434 was well-tolerated with a favorable safety profile. No serious adverse events (SAEs) related to ATH434 were reported, and most adverse events were mild to moderate in severity.

bioMUSE Natural History Study

Subsequent to the period end, on 24 July 2025, the Company announced that an innovative neuroimaging measure developed in Alterity’s Biomarkers of Progression in Multiple System Atrophy (bioMUSE) Natural History Study was featured in the peer-reviewed journal Annals of Clinical and Translational Neurology. The publication, entitled “The MSA Atrophy Index (MSA-AI): An Imaging Marker for Diagnosis and Clinical Progression in Multiple System Atrophy,” describes how deep learning methods, a form of artificial intelligence, were used to precisely define the neuroanatomy of key brain regions along with development of a novel brain atrophy measure for tracking disease progression in MSA patients over one year. The results were then correlated with clinical measures of disease severity over the same timeframe. Development of the MSA Atrophy Index can enhance the understanding of MSA progression and provide support for using brain atrophy markers for the evaluation of disease-modifying therapies. These tools offer potential applications in diagnosis, staging, and monitoring of disease severity, contributing to more personalized care in MSA.

In May 2025, additional presentations were delivered from bioMUSE at the at the International MSA Congress in May:

●	MSA Atrophy Index (MSA-AI): A Quantitative Imaging Marker for Diagnosis and Monitoring of Multiple System Atrophy

●	Cutaneous Phosphorylated Alpha-Synuclein Deposition Informs Autonomic Function in Individuals with Early-Stage Multiple System Atrophy

Corporate Activities

During the period, Alterity strengthened its balance sheet with a total of A$26.3M raised in gross proceeds upon completion of the second tranche of a two-tranche placement. During the period, Alterity also received a refund of A$3.98M from the Australian Taxation Office under the Australian Government’s Research and Development Tax Incentive (R&DTI) Scheme for eligible activities conducted during the financial year ending 30 June 2024.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company is initially focused on developing disease modifying therapies in Parkinson’s disease and related disorders. Alterity recently reported positive data for its lead asset, ATH434, in a Phase 2 clinical trial in participants with Multiple System Atrophy (MSA), a rare and rapidly progressive Parkinsonian disorder. ATH434 is also being evaluated in a Phase 2 clinical trial in advanced MSA. In addition, Alterity has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s website at www.alteritytherapeutics.com.

References:

[1]	Unified MSA Rating Scale, Part I (historical review) assess activities of daily living. Domains assessed include speech, swallowing, handwriting, cutting food/handling utensils, dressing, hygiene, walking, falling, orthostatic symptoms, urinary function, sexual function and bowel function.

[2]	Clinical Global Impression of Severity: a clinician assessment of the total picture of the subject including the impact of the illness on function and level of distress

[3]	Wenning et al. The natural history of multiple system atrophy: a prospective European cohort study. Lancet Neurol 2013; 12: 264–74.

[4]	Clinical Global Impression of Change: a clinician assessment to evaluate overall neurological symptoms as compared to immediately before starting therapy.

[5]	Patient Global Impression of Change: a patient assessment to evaluate their overall neurological symptoms as compared to immediately before starting therapy.

[6]	Orthostatic hypotension is a form of low blood pressure that might cause dizziness, lightheadedness or fainting when rising from sitting or lying down. Source: Mayo Clinic.

[7]	Trujillo et al. The MSA Atrophy Index (MSA-AI): An Imaging Marker for Diagnosis and Clinical Progression in Multiple System Atrophy. Annals of Clinical and Translational Neurology 2025.

^	All p-values are uncorrected

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Millie Macdonald

Head of Investor Relations and Business Development
mmacdonald@alteritytherapeutics.com

+61 3 9349 4906

Ana Luiza Harrop

we-aualteritytherapeutics@we-worldwide.com

+61 452 510 255

U.S.

Remy Bernarda
remy.bernarda@iradvisory.com

+1 (415) 203-6386

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Confidential

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity

Alterity Therapeutics Limited

ABN	Quarter ended (“current quarter”)
37 080 699 065	30 June 2025

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	-	-
1.2	Payments for
	(a) research and development	(4,282)	(10,567)
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	(173)	(455)
	(d) leased assets	-	-
	(e) staff costs	(1,039)	(4,056)
	(f) administration and corporate costs	(1,067)	(2,379)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	298	446
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	(68)	(68)
1.7	Government grants and tax incentives	3,978	5,630
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(2,353)	(11,449)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a)	entities	-	-
	(b)	businesses	-	-
	(c)	property, plant and equipment	-	-
	(d)	investments	-	-
	(e)	intellectual property	-	-
	(f)	other non-current assets	-	-

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Confidential

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows			Current quarter $A’000	Year to date (12 months) $A’000
2.2	Proceeds from disposal of:
	(a)	entities	-	-
	(b)	businesses	-	-
	(c)	property, plant and equipment	-	-
	(d)	investments	-	-
	(e)	intellectual property	-	-
	(f)	other non-current assets	-	-
2.3	Cash flows from loans to other entities		-	-
2.4	Dividends received (see note 3)		-	-
2.5	Other (provide details if material)		-	-
2.6	Net cash from / (used in) investing activities		-

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	26,256	41,653
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(964)	(1,857)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	(50)	(127)
3.10	Net cash from / (used in) financing activities	25,242	39,669

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Confidential

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	17,957	12,639
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(2,353)	(11,449)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	-	-
4.4	Net cash from / (used in) financing activities (item 3.10 above)	25,242	39,669
4.5	Effect of movement in exchange rates on cash held	(185)	(198)
4.6	Cash and cash equivalents at end of period	40,661	40,661

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	40,661	17,957
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	40,661	17,957

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	119
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

The amount at 6.1 includes payment of director’s fees and salaries and consulting fees, excluding GST where applicable.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 3

Confidential

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.	Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.
	Add notes as necessary for an understanding of the sources of finance available to the entity.	Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(2,353)
8.2	Cash and cash equivalents at quarter end (item 4.6)	40,661
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	40,661

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	17.3
Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.
8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
	8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer: N/A
	8.6.2 Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?
	Answer: N/A
	8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer: N/A
Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 4

Confidential

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	30 July 2025

Authorised by:	Abby Macnish Niven – Company Secretary
(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

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